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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 12b-25
                           Notification of Late Filing

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[X] Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-QSB  [ ] Form N-SAR


                          For Year Ended: June 30, 2000

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                       N/A

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PART I - REGISTRANT INFORMATION
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                          ENDLESS YOUTH PRODUCTS, INC.
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               (Exact Name of Registrant as Specified in Charter)

                                       n/a
                                       ---
                                  (Former Name)

      Stamford Financial , Stamford Financial Building, Stamford, NY 12167
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                     (Address of Principal Executive Office)

                                      12167
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                                   (Zip Code)

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PART II - RULES 12B-25 (B) AND (C)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report or semi-annual report/portion
                  thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F,
10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

         On June 1, 2000 a controlling interest of the registrant was sold by Neal Wallach and his affiliate and Edward Shah was appointed sole officer and director. As a result of difficulties in obtaining information during the transition, the subject filing could not be completed in a timely manor without unreasonable effort and expense. The registrant anticipates filing the subject report as soon as possible, but no later than October 13, 2000.

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PART IV - OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification

         Herbert H. Sommer          (516) 228-8181

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

                  [X]   YES                                [ ]  NO

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                  [X]   YES                                [ ]  NO

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results can not be made.

It is anticipated that the Annual Report will reflect the changes in results of operations from the prior fiscal year in that revenues for the year ended 2000 are approximately 10% of revenues for the corresponding period of the prior year. In addition, the registrant expects to report a small amount net income for the year ended June 30, 2000 compared to a net loss of $655,241 reported for the prior year.

         ENDLESS YOUTH PRODUCTS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  September 28, 2000              ENDLESS YOUTH PRODUCTS, INC.



                                        By: /s/ Edward Shah
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                                            Edward Shah, Chief Executive Officer

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                                    ATTENTION
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Intentional misstatements or omissions of act constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

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